Sticker dated May 24, 2007 to Prospectus
The prospectus for Atlas Resources Public #16-2007 Program consists of this sticker and the prospectus dated April 2, 2007.
STATUS OF THE OFFERING
We received the minimum required cleared subscription funds of $2,369,300 from 52 investors on April 23, 2007 and broke escrow and began our drilling operations.
MANAGEMENT
Atlas Energy Resources, LLC, the indirect parent company of our managing general partner, announced on May 20, 2007 that it has signed a definitive purchase agreement to acquire DTE Gas & Oil Company (“DGO”), a wholly owned subsidiary of DTE Energy Company, for $1.225 billion in cash, subject to purchase price adjustments and customary closing conditions. The transaction is expected to close on or about June 30, 2007. DGO owns interests in approximately 2,150 natural gas wells producing from the Antrim Shale, located in Michigan’s northern lower peninsula. However, it currently is not anticipated that the partnerships will drill any wells in this area.
The financing for the acquisition will be obtained through the following:
•	a private placement to institutional investors of $600 million, representing 24 million common and Class D units, with the Class D units convertible into common units on a one-for-one basis subject to unitholder approval (assuming conversion, the common units sold represent a minority equity interest of approximately 39% in Atlas Energy Resources, LLC); and

•	an $850 million senior secured revolving credit facility with an initial borrowing base of $850 million, which will fund the remaining balance of the purchase price.
It is anticipated that the new credit facility will replace the existing credit facility described in “Management’s Discussion and Analysis of Financial Condition, Results of Operations, Liquidity and Capital Resources” in the prospectus. As with the existing credit facility, it is anticipated that our managing general partner and various energy subsidiaries of Atlas America and Atlas Energy Resources, LLC will be guarantors of borrowings under the new credit facility, and the borrowings will be collateralized by substantially all of the assets of Atlas Energy Resources, LLC, our managing general partner and the other guarantors (collectively the “obligors”). This includes our managing general partner’s interests in its partnerships, including us, but does not include your units or any other investor’s units in a partnership. Under the new credit facility, the obligors will be subject to substantial restrictions and financial covenants and ratios as discussed in the prospectus with respect to the existing credit facility. The failure to comply with any of the restrictions and covenants under the new credit facility could result in a default, which could cause all of the then-existing indebtedness to be immediately due.
Additionally, Atlas Energy Resources, LLC has entered into deal-contingent hedges with respect to the producing properties to be acquired in the acquisition. However, these hedges are independent of the hedges in which the partnerships participate as described in the prospectus under “Proposed Activities – Sale of Natural Gas and Oil Production – Natural Gas Contracts” and they will have no affect on the partnerships.
This sticker forms a part of, and must be accompanied or preceded by, the prospectus.